Contact

www.linkedin.com/in/brucejkramer
(LinkedIn)
tbjgourmet.com/blogs/recipes
(Other)

Top Skills

C++
Software Development
Cloud Computing

Bruce Kramer

Managing Partner at TBJ Gourmet
West Chester

Summary

As a founder of TBJ Gourmet it has been a exciting time for me. Transitioning into the food business is something that was an unexpected change of course for my life. But you know what? Slinging Bacon is fun! I obviously need to update this profile badly, so I wrote this section. I will get to it soon, but luckily I am not looking for a job so I don't think it is critical.

Dynamic technologist with diverse background who utilizes creativity, communication, and teamwork to develop, execute, and deliver solutions that create customer value. Effective communicator who is able to work with customers and understand their business requirements, which can then be implemented to develop successful solutions that convey value for both clients and end users.

Experience

TBJ Gourmet
Co-Founder & Operating Partner
January 2017 - Present (5 years 4 months)
Norristown, PA

As the Bacon Jams grows we have decided TBJ Gourmet is a better representation of what we do bringing Fun, Fine Foods to market.

The Bacon Jams, LLC
Partner
September 2013 - December 2016 (3 years 4 months)
West Chester, PA

We all know that bacon rocks but did you know that bacon can JAM? There is now a spreadable bacon preserve perfect for every occasion.

Invictus Mobile Media
Founder
June 2009 - August 2013 (4 years 3 months)

Invictus Mobile Media is a technology company focusing on specialized and custom apps for the wireless mobile device marketplace, mainly the iPhone and Android platform.

One Call PC Help, LLC
Partner
January 2002 - January 2010 (8 years 1 month)

One Call PC Help provides outsource IT and computer consulting to small business organizations in Southern NJ. One Call PC Help focuses on assisting organizations who wish to use technology to improve operational performance. We recommend and implement appropriate solutions from Microsoft Server based solutions to web based productivity management tools.

Cadre Technologies
Senior Field Sales Engineer
1990 - 1997 (7 years)

Cadre offered the premier suite of tools and support for software engineering -- in the early days of "Structured Methods" when formalized software development advocates used the models for documenting architecture and process flow. Later years included support for the advent of object languages with embedded development tools as well as debuggers and build platforms for C, C++, Ada, and other object based languages.
My responsibilities included pre-sales work, presentations, evangelizing, consulting, start-up training, seminar development and delivery, as well as on-going post sales work with customers.

Education

Goldman Sachs 10KSB
Philadelphia Cohort 12 · (2017 - 2017)

Drexel University
BS, Computer Engineering · (1980 - 1985)

Cherry Hill HS East
HS Diploma, Collage Prep · (1976 - 1980)